November 19, 2024

Grant Highlander
Chief Financial Officer
Verint Systems Inc.
175 Broadhollow Road
Melville, New York 11747

       Re: Verint Systems Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           File No. 001-34807
Dear Grant Highlander:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the period ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 39

1. With a view towards enhanced investor understanding, in future filings please provide a quantified discussion of customer migrations from non-SaaS solutions to SaaS solutions.
2. We note the increase in professional services and other revenue resulted primarily from recognition of patent license royalty revenue in the current period for royalties that were previously underreported by a licensee partially offset by a decrease in implementation services. Please provide us with a comprehensive explanation of the factors that contributed to the sales being reported out-of-period. In your response, please tell us the amount of previously underreported revenue that was recognized in the period, which periods are covered by the past sales, the processes followed by existing licensees and the controls in place to ensure that patent license royalty revenue from your existing licensees is reported on a timely basis. November 19, 2024
Page 2

Consolidated Financial Statements
Consolidated Statements of Operations, page 58

3. We note nonrecurring revenue consists of revenue from perpetual licenses, hardware sales, installation services, business advisory consulting and training services, and patent license royalties. Please revise your income statement presentation to separately report sales of tangible products, revenues from services, and other revenues pursuant to Rule 5-03.1 of Regulation S-X. Similarly revise your reporting of cost of revenue pursuant to Rule 5-03.2 of Regulation S-X.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology